FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Smart Card Reader Achieves Advanced Security Certification for U.S. Federal Government	2
2.	RIM Introduces New BlackBerry Curve Smartphones	3

Document 1

August 22, 2011

BlackBerry Smart Card Reader Achieves Advanced Security Certification for U.S. Federal Government

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) announced today that the BlackBerry Smart Card Reader™ has achieved FIPS 140-2 certification level 3 – the highest certification achieved by any wireless smart card reader on the market. Smart cards support security programs like the U.S. Department of Defense’s Common Access Card (CAC) program and the Homeland Security Presidential Directive 12 (HSPD-12) which calls for a mandatory, government-wide standard for secure and reliable forms of identification issued by the federal government to its employees and to the employees of federal contractors. FIPS (Federal Information Processing Standard) certifications are assigned by the National Institute of Standards and Technology (NIST), an agency of the U.S. Department of Commerce.

“Our customers value the robust security provided with BlackBerry products and services and smart card readers are particularly important within the government sector,” said Scott Totzke, Senior Vice President, BlackBerry Security at Research In Motion. “This advanced certification of the BlackBerry Smart Card Reader for the U.S. Federal Government demonstrates our ongoing commitment to meet and exceed the expectations of our government customers.”

The BlackBerry Smart Card Reader is designed to work with personal identification cards issued by government organizations or other high-security organizations. Users insert a smart card into this lightweight reader and wear it on a lanyard as a two-factor authentication device for secure access to BlackBerry smartphones, desktop computers and facilities.  BlackBerry smartphones and desktop computers automatically lock when the user’s smart card is not in proximity.

FIPS 140-2 level 3 certification of the BlackBerry Smart Card Reader also verifies advanced security features of the smart card reader itself, such as tamper evidence and self destruction of critical security parameters upon device breach.

For more information, see   http://us.blackberry.com/ataglance/security/products/smartcardreader/.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

August 23, 2011

FOR IMMEDIATE RELEASE

RIM Introduces New BlackBerry Curve Smartphones

Sleek, fast and easy-to-use smartphones feature next-generation BlackBerry 7 OS and deliver smooth social experiences wherever you go

Waterloo, Ontario - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced three new BlackBerry® smartphones featuring the BlackBerry® 7 Operating System (OS). The all-new BlackBerry® Curve™ 9350, BlackBerry® Curve™ 9360 and BlackBerry Curve™ 9370 smartphone are exciting additions to the popular BlackBerry Curve series.

These new models are designed to address a large and important segment of the global mobile phone market where customers are looking to upgrade their existing feature phone or existing BlackBerry Curve with an affordable, easy-to-use, full-featured and socially-connected smartphone.

 “These new models will build on the incredible success of the BlackBerry Curve line and further expand the largest global launch of BlackBerry smartphones in our history,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The new BlackBerry Curve smartphones are absolutely stunning and offer a significant performance upgrade with an unmatched mobile social experience for the millions of feature phone users in the market as well as our existing Curve customers.”

Everything You Need

The new BlackBerry Curve smartphones are slim, stylish and simply beautiful. They are ergonomically designed with a comfortable and iconic keyboard for fast, accurate typing and an optical trackpad for easy, one-handed navigation. GPS and Wi-Fi® support are also included, as well as a 5MP camera with flash and video recording so that memories can be captured and instantly shared on social networks. The microSD/SDHC slot supports up to 32 GB memory cards for additional media storage.

In addition to supporting the new BlackBerry 7 OS, the new BlackBerry Curve smartphones feature a range of powerful hardware enhancements including upgraded processors, displays and memory, and built-in support for NFC (Near Field Communications), a new technology that is enabling many exciting capabilities, including the ability to pair accessories or read SmartPoster tags with a simple tap of the smartphone.

Next-Generation BlackBerry 7 OS

BlackBerry 7 introduces a next generation BlackBerry browser which combines the dramatically improved performance of the advanced WebKit browser engine with the hardware enhancements in the new BlackBerry Curve smartphones to deliver a significantly faster, more fluid web browsing experience. Additional enhancements to this next generation BlackBerry browser have also enabled smoother navigation and optimized HTML5 performance for incredible gaming and video experiences.

BlackBerry 7 OS also includes a number of other pre-loaded applications and integrated functionality for increased productivity and collaboration right out of the box. The Premium version of Documents To Go is included free of charge, offering users powerful document editing features as well as a native PDF document viewer. BlackBerry® Protect is also pre-loaded*, offering customers the peace of mind that personal data can be backed up and secured in the cloud. With BlackBerry Protect, users can locate their misplaced BlackBerry smartphone using GPS or remotely turn up the ringer for an audible notification if their handset is close-by. BlackBerry® Balance (announced May 2, 2011) is integrated in BlackBerry 7, allowing users to enjoy the full BlackBerry smartphone experience for both work and personal purposes without compromising the IT department’s need for advanced security and IT controls. The popular universal search capability has also been enhanced with support for voice-activated search, so users can now simply speak to begin searching their device and the web for information.

Best In Class Communications and Social Experiences

The next generation BlackBerry Curve smartphones deliver the world’s best mobile communications and social experiences with a highly refined and integrated suite of phone, email, messaging and social apps to keep users connected and productive throughout the day.

The latest release of BBM™ (BlackBerry® Messenger) is pre-loaded and now extends the real time BBM experience to a range of other apps, such as Foursquare, allowing users to easily interact with each other from within the ‘BBM connected’ app (see separate announcement on July 28, 2011).

The updated Social Feeds (2.0) app has been extended to capture updates from media, podcasts, and favorites all in one consolidated view. The new Facebook® for BlackBerry smartphones (2.0) app introduces features like Facebook chat and BBM integration that makes it easier for users to connect with their Facebook friends in real time utilizing push notifications. Twitter for BlackBerry smartphones also delivers a deeply integrated experience including use of real time push notifications and Social Feeds integration.

Availability

The BlackBerry Curve 9350, 9360 and 9370 smartphones are expected to be available from carriers in Canada this month and from other carriers around the world beginning in September. Availability dates and pricing for specific devices from specific carriers will be announced in conjunction with RIM’s partners.

Additional Information

For additional information please visit www.blackberry.com.

Note to Editors:

For devices images and more details, visit the BlackBerry 7 Virtual Press Room at: www.rim.com/newsroom/blackberry7

* BlackBerry Protect may not be available in all countries.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###
Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	August 26, 2011	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer